UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) off The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **September 8, 2009**

CANNABIS SCIENCE, INC.

(Exact name of registrant as specified in charter)

Nevada	000-28911	91-1869677
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

6946 N Academy Blvd., Suite B No. 254 Colorado Springs, Colorado	80918
(Address of principal executive offices)	(Zip Code)

1.888.889.0888
Registrant's telephone number

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a -12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d -2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e -4(c))

Item 3.02. Unregistered Sales of Equity Securities.

Cannabis Science, Inc. (the "Company") issued 999,999 shares of Series A Preferred Stock to certain Shareholder's of the Company. The issuances of the Series A Preferred Stock to the Shareholders were made in consideration for services provided to the Company and were issued in reliance upon the exemptions from the registration requirements of the Securities Act of 1933, as amended, afforded the Company under Section 4(2) promulgated thereunder, as such issuances did not involve a public offering of securities.

Item 3.03. Material Modification to Rights of Security Holders

On September 9, 2009, the Company filed with the Secretary of State of the State of Nevada a Certificate of Designation of Series A Preferred Stock (the "Certificate of Designations) designating 1,000,000 of the Company's previously authorized preferred stock. Each share of Series A Preferred Stock entitles the holder thereof to one thousand votes per share on all matters to be voted on by the holders of the Company's common stock and is not convertible into any shares of the Company's common stock. With respect to rights on liquidation, dissolution or winding up, shares of Series A Preferred Stock rank on a parity with the Company's common stock. The foregoing description of the terms of the Series A Preferred Stock is qualified in its entirety by the provisions of Certificate of Designations filed as Exhibit 3.1 hereto.

Item 9.01 Financial Statements And Exhibits

(d) Exhibits

Exhibit Number	Description of Exhibit
3.1	Certificate of Designation


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


CANNABIS SCIENCE, INC.


Date: October 1, 2009   By: */s/ Dr. Robert J. Melamede*

Dr. Robert J. Melamede, President & C.E.O.